787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

September 20, 2024

VIA EDGAR

Mr. Brian Szilagyi

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	VALIC Company I Response to Staff Comments on Sarbanes-Oxley Review for Fiscal Year Ended 05/31/2023 Securities Act File No. 002-83631 Investment Company Act File No. 811-03738

Dear Mr. Szilagyi:

On behalf of VALIC Company I (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on August 20, 2024, regarding the Registrant’s shareholder report on Form N-CSR for the fiscal year ended May 31, 2023 (the “N-CSR”), filed with the SEC on August 8, 2023, the Registrant’s Form N-CEN for the fiscal year ended May 31, 2023 (the “N-CEN”), filed with the SEC on August 11, 2023, and the Registrant’s registration statement on Form N-1A, filed with the SEC on September 27, 2023, on behalf of each series of the Registrant (each, a “Fund”).

The Staff’s comments, which are set forth below in italicized text, have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrant. Unless otherwise indicated, defined terms used herein have the meanings set forth in the N-CSR and the N-CEN.

BRUSSELS CHICAGO DALLAS FRANKFURT HOUSTON LONDON  LOS ANGELES MILAN

MUNICH NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

September 20, 2024

Comment No. 1:

With respect to the graphical representation of fund holdings included in the N-CSR, consider adding a statement for Funds investing significantly in derivatives that the table does not reflect derivatives. See Item 27A(f) of Form N-1A.

Response No. 1:	The Registrant will consider adding the above disclosure to the graphical representation of fund holdings in future Tailored Shareholder Reports for Funds investing significantly in derivatives.

Comment No. 2:

For Funds that operate as funds-of-funds, please add a footnote in the section of the N-CSR entitled “Financial Highlights,” stating that the ratios of income do not reflect the proportionate share of income from the underlying funds in which the Fund invests. See ASC 946-205-50-16.

Response No. 2:

The Registrant acknowledges the Staff’s comment and, going forward, will add a footnote in the Financial Highlights table with respect to funds-of-funds stating that the ratios of income do not reflect the proportionate share of income from the underlying funds in which the Fund invests.

Comment No. 3:

As disclosed in Note 9 to the Notes to Financial Statements entitled “Line of Credit” in the N-CSR, the average debt utilized for the Emerging Economies Fund is disclosed as $11,973,333. However, Item C.20.a.vi. of the N-CEN lists the average amount outstanding when the line of credit was in use as $119,733,330. Please explain the apparent discrepancy.

Response No. 3:

The Registrant confirms that the average debt utilized for the Emerging Economies Fund reported for the period in the N-CSR is correct, and the amount reported in Item C.20.a.vi. of the N-CEN inadvertently contained an extra zero.

Comment No. 4:

In Item C.17 of the N-CEN, the Aggressive Lifestyle Fund, the Conservative Growth Lifestyle Fund and the Moderate Growth Lifestyle Fund each reported less than ten entities with principal transaction, and the total value of entity-level principal transactions is less than the aggregate value of principal transactions. Please explain the discrepancy.

Response No. 4:

The Aggressive Growth Lifestyle Fund, Conservative Growth Lifestyle Fund and Moderate Growth Lifestyle Fund are each a fund-of-funds whose principal investment strategy is to invest in underlying mutual funds. The Registrant confirms that the aggregate value of principal purchase/sale transactions during the year reported in Item C.17.b. of the N-CEN included all fund-of-fund transactions for the period. The amounts reported by each entity under C.17.a. inadvertently included fund-of-fund transactions for only part of the year.

* * * * * * * * * *

September 20, 2024

Please do not hesitate to contact me at (212) 728-8094 if you have comments or if you require additional information regarding the Registrant.

Respectfully submitted,

/s/ David C. Howe
David C. Howe

cc:	Katherine D. Fuentes, Esq., SunAmerica Asset Management, LLC

Edward J. Gizzi, Esq., SunAmerica Asset Management, LLC

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP